

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2012

Via Email
David E. Sparks
President and Chief Executive Officer
First Priority Financial Corporation
2 West Liberty Boulevard, Suite 104
Malvern, Pennsylvania 19355

> **Re: First Priority Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed August 7, 2012**
> **File number 333-183118**

Dear Mr. Sparks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 10

1. Revise the summary to discuss the need to close a private placement of at least $6 million as a condition to closing of the merger. We note the last risk factor on page 29. Please also tell us about the current state of your private placement. Has First Priority commenced this process, and does First Priority have any basis to believe that they will be able to raise the funds before the February 2013 termination date.

Summary, page 10

Information about the Parties, page 10

2. Please revise to disclose that there is no trading market for either company's shares. Also give the latest trading price known to management for both shares or indicate that you do not have this information. Make similar changes to your disclosure on pages 57 and 290.

<u>Affinity's Directors and Executive Officers Have Financial Interests…, page 14</u>

3. Revise this section to summarize the significant financial interests that Affinity's board and officers have that are different from shareholders. Make similar changes to your risk factor disclosure on page 31.

<u>Unaudited Pro Forma Combined Consolidated Financial Information, page 20</u>

4. Please tell us how pro forma adjustment (8) related to the issuance of 1,075,000 new shares of common stock for proceeds of $5.94 million to be invested in available for sale securities is directly attributable to the transaction and factually supportable for inclusion as a pro forma adjustment under Rule 11-02(b)(6) of Regulation S-X.

<u>Risk Factors, page 29</u>

5. Add a risk factor to address your considerable deferred tax holdings, including the likelihood that you may need to take further impairments if you are not able to continue to generate positive income in the coming periods. Also, include in the risk factor disclosure to address the fact that most of your income in the first six months of 2012 were derived from reversing the impairment of your deferred tax asset.

6. The investors in the combined company will own an institution with different characteristics than either existing company. Please add risk factors that discuss the risks to investors from approving the merger that may result in owning a company with different capital ratios and amounts of non-performing assets. Consider providing risk factors that discuss the changes to the companies from the point of view of Affinity and First Priority shareholders individually.

<u>The shares of First Priority common stock to be received by Affinity…, page 31</u>

7. Revise this risk factor to describe the material changes to the rights of Affinity shareholders if they receive First Priority shares in the merger.

<u>First Priority's Reasons for the Merger, page 40</u>

8. Provide the staff with copies of all reports, presentations or other documents presented to the board of First Priority by Griffin.

9. On page 36, you indicate that one of the reasons that First Priority first began to consider its strategic options was its desire to escape the restrictions placed on TARP CCP recipients. Please revise this section to clarify how the transaction contemplated in the S-4 will address that concern.

Affinity's Reasons for the Merger, page 47

10. Provide the staff with copies of all reports, presentations or other documents presented to the board of Affinity by Boenning.

11. On page 51, you indicate that Boenning relied on the "estimates and judgments of the management of..First Priority as to their most likely future performance and…synergies. To the extent that Affinity or its advisor was provided non-public information about First Priority, particularly concerning the value of the loan portfolio or tax assets, or concerning future performance, provide copies to the staff. Similarly, provide the staff with copies of any similar information provided by Affinity to First Priority or its financial advisor.

Certain Material United States Federal Income Tax Consequences of the Merger, page 75

12. Revise this section to remove the language stating that "assuming the merger will be treated as a reorganization." The disclosure in this section is supported by the opinion of counsel and assuming material tax consequences is not appropriate.

Information About First Priority Financial Corp.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 84

13. Please revise your next amendment to present a discussion of your specific critical accounting policies. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Your disclosures should discuss the following:

- why management believes the accounting policy is critical;
- how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future; and
- quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

14. Further, please revise Note 1 Significant Accounting Policies to the audited financial statements in your next amendment to provide specific information as it relates to each of the pertinent statement of financial position and income statement line items.

Financial Condition as of June 30, 2012 and December 31, 2011
Allowance for Loan Losses, page 104

15. Please revise your next amendment to more comprehensively bridge the gap between changes in the credit quality of your loan portfolio and the amount of your provision for loan losses recorded during the periods presented and the amount of the allowance for loan losses at period end. Specifically, we note the significant increase in impaired loans and non-accrual loans from December 31, 2010 to December 31, 2011, yet the decrease in the provision for loan losses, and thus the coverage ratio of the allowance for loan losses to non-performing loans during these periods. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impact each component of the allowance for loan losses.

16. We note the significant increase in impaired loans from December 31, 2010 to December 31, 2011, specifically in impaired commercial and industrial loans with a related allowance. Please revise your next amendment to provide an analysis of this trend and to specifically explain how you determined the specific calculation of the allowance related to these impaired loans.

First Priority's Financial Statements

Unaudited Notes to Consolidated Financial Statements

Note 3 – Recently Issued Accounting Standards, page 140

17. Please revise your next amendment to clarify why you are continuing to evaluate the effect of the implementation of ASC 2011-04 as it became effective for all interim and annual periods beginning on or after December 15, 2011.

Note 11 – Federal Income Taxes, page 155

18. Please revise your next amendment to include a reconciliation in tabular format from your federal income tax at the statutory rate and the actual income tax expense (benefit) attributable to your Company for the periods presented in accordance with ASC 740-10-50-12.

19. We note you have recorded a partial allowance for your deferred tax asset and have released a portion of the valuation allowance during fiscal 2011 and in the interim period of fiscal 2012. We also note that you have recognized significant cumulative losses during the fiscal 2007-2011 fiscal periods. Your disclosures and management's assertion of realizability of the net deferred tax asset is based on tax planning strategies and estimated future taxable income. In determining the need for a valuation allowance, forming a conclusion that a valuation allowance is not needed is difficult when there is

negative evidence such as cumulative losses, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21 – 23 of ASC 740-10-30). Furthermore the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Please provide us with specific detailed information to support the realizability of the net deferred tax asset, and your accounting, at December 31, 2011 as well for each of the interim reporting periods during fiscal 2012.

Exhibits and Financial Statement Schedules, page II-2

20. Please provide Exhibits 5.1, 8.1 and 8.2 with your next amendment so that we will have time to review them prior to effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or Marc Thomas, Review Accountant, at 202-551-3452 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-33419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

By Email to: David W. Swartz
        dws@stevenslee.com